

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2021

Jason Lublin
Chief Financial Officer
Endeavor Group Holdings, Inc.
9601 Wilshire Boulevard, 3rd Floor
Beverly Hills, CA 90210

   Re: Endeavor Group Holdings, Inc.
     Registration Statement on Form S-1
     Filed June 30, 2021
     File No. 333-257570

Dear Mr. Lublin:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Katherine Bagley at (202) 551-2545 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services

cc: Benjamin J. Cohen